Filed pursuant to Rule 424(b)(3)
 File No. 333-263293

TEUCRIUM WHEAT FUND

Supplement dated March 29, 2022
to
Prospectus dated March 9, 2022 (as supplemented March 23, 2022)

This supplement updates the prospectus of the Teucrium Wheat Fund dated March 9, 2022 (as supplemented March 23, 2022), with the following information. It should be read in its entirety and kept together with your prospectus for future reference.

1.
Principal Investment Risks of an Investment in the Fund. The disclosure in this section of the prospectus relating to the Fund's futures commission merchants is replaced in its entirety with the following:

                The Fund currently has two futures commission merchants ("FCMs") through which it buys and sells futures contracts. The recent volatility in the wheat futures market may lead one or both of the Fund's FCMs to impose risk mitigation procedures that could limit the Fund's investment in wheat futures contracts beyond the accountability and position limits imposed by futures contract exchanges as discussed herein. One of the FCMs has imposed a financial ceiling on initial margin that could change and become more or less restrictive on the Fund’s activities depending upon a variety of conditions beyond the Sponsor’s control.  If the Fund’s other current FCM were to impose position limits, or if any other FCM with which the Fund establishes a relationship in the future were to impose position limits, the Fund's ability to meet its investment objective could be negatively impacted.  The Fund continues to monitor and manage its existing relationships with its FCMs and will continue to seek additional relationships with FCMs as needed.

The Fund has replaced similar disclosure about the Fund's futures commission merchants under “Risks Associated with Investing Directly or Indirectly in Wheat” of the prospectus.

2.
Principal Investment Risks of an Investment in the Fund. The following disclosure is added to this section of the prospectus relating to certain risks posed by the wheat market:

                 To place the impacts of the geopolitical events described above in context, the following table compares the percentage change in wheat prices, the price of wheat futures contracts, the price of the Fund's shares, and the increased trading volume of wheat futures in the twenty trading days prior to the date of the Russian invasion of Ukraine (January 27, 2022 to February 23, 2022), compared to the twenty trading days following (February 24, 2022 to March 23, 2022).

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Wheat prices	Average SPOT Wheat Price = $7.8632	Average SPOT Wheat Price = $11.13713
Wheat futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $7.8971	Average Futures Price Across next 4 contracts (excluding SPOT month) = $10.25
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 19,409	Average Volume Across next 4 contracts (excluding SPOT month) = 34,279
Degree of backwardation / Roll Yield	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = -0.23% (contango)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +26.56% (backwardation)
Fund share prices	Average Price = $7.5737	Average Price = $10.18
Average share volume	639,398	8,273,913

              The Fund has added similar disclosure under “The Wheat Market” in the Statement of Additional Information.

3. Incorporation by Reference of Certain Information. The following replaces the current list of documents specifically incorporated by reference into the prospectus:

●
our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022